UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 25, 2016

TAL INTERNATIONAL GROUP, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	333-126317	20-1796526
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Manhattanville Road
Purchase, New York 10577-2135
(Address of Principal Executive Offices, including Zip Code)

Telephone: (914) 251-9000
(Registrant's Telephone Number, Including Area Code)

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant any of the following provisions:

☒            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

TAL International Group, Inc. (“TAL”) today announced it has declared a one-time contingent special dividend of $0.54 per share to TAL stockholders of record as of the close of business on June 8, 2016, in connection with the previously announced combination of TAL and Triton Container International Limited (“Triton”). This dividend is contingent upon approval of the combination by TAL stockholders. Subject to such approval, the dividend will be paid on the first business day following the day of the TAL special meeting of stockholders to approve the proposed transaction, which is scheduled to take place on June 14, 2016. The special dividend will not be paid if TAL stockholders do not approve the proposed transaction.

Item 9.01 Financial Statements and Exhibits
The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated May 25, 2016, issued by TAL International Group, Inc. announcing the Special Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TAL International Group, Inc.

Dated: May 25, 2016	By:	/s/ John Burns
		Name:	John Burns
		Title:	Senior Vice President and Chief Financial Officer